CONSENT OF QUALIFIED PERSON

I, Martin Wafforn, do hereby consent to the public filing by Pan American Silver Corp. (“Pan American”) of the technical report entitled “Technical Report for the Joaquin Property, Santa Cruz, Argentina – Pre-feasibility Study” prepared for Pan American with an effective date of November 30, 2017 (the “Technical Report”) and to the use of extracts from, or a summary of, the Technical Report in the press releases of Pan American dated December 21, 2017 (the “Press Release”).

I also certify that I have read the Press Release being filed by Pan American in connection with the Technical Report and confirm that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 31 day of January, 2018.

/s/Martin Wafforn
Martin Wafforn, P. Eng.